February 23, 2006

Mr. Brian Cascio

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 6010

Washington, D.C.  20549

Re:	Cascade Corporation
Form 10-K for the year ended January 31, 2005
Filed April 18, 2005
File No. 1-12557

Dear Mr. Cascio:

We received your letter dated February 10, 2006, commenting on Cascade Corporation’s (“Company”) letter dated January 31, 2006.

This letter contains our response to your comments.  To aid in readability, each of your comments have been written in italics, followed by our response.

Form 10-K for the fiscal year ended January 31, 2005

Note 15.  Segment Information, page 48

1.              We note your response to prior comment three in our letter dated January 9, 2005.  We see that you have reevaluated your segments and have determined that you operate in three reportable segments defined by geographic regions.  You further indicate that you aggregate your operating units into these three segments.  In your response, please identify and describe each operating segment that is aggregated into each reportable segment.  Please note that you should continue to disclose in future filings that operating segments have been aggregated.

We have presented below a description of our operating segments and the methodology we follow in determining the operating segments which are aggregated into our reportable segments by geography.   We will continue to disclose in future filings that operating segments have been aggregated.  Our plans are to provide disclosure for four reportable segments in our Form 10-K for the year ended January 31, 2006:  North America, Europe, Asia Pacific and China.  This will include comparable information for the years ended January 31, 2006 and 2005.

Our operating segments, as defined by paragraph 10 of SFAS 131, consist primarily of individual manufacturing and sales distribution facilities throughout the world as listed in Item 2 of our Form 10-K for the year ended January 31, 2005.  Each of these components meet the elements of the definition of an operating segment contained in paragraph 10(a) and (c) of SFAS 131 in that they engage in business activities from which revenues are earned and expenses are incurred and for which discrete financial information is available.

The third element of the definition of an operating segment contained in paragraph 10(b) of SFAS 131 is also met.  As noted in our previous letter, our chief operating decision maker (CODM) is our Chief Operating Officer.  Our CODM receives and reviews multiple sets of information presented in different ways to assess Cascade’s overall performance and decide how to allocate resources.  This includes information categorized by region, manufacturing plant/location and products.  The Board of Directors also receives and reviews information in different ways.  The table below summarizes the information reviewed by our CODM and the Board of Directors and at what level the information is provided:

	Region	Manufacturing Plant/Location	Products/Region

North America:
Sales/gross margins	X	X	X/B
SG&A	X		B
Capital expenditures	X/B	X
Budgets	X	X	B
Balance sheet metrics	X/B

Europe:
Sales/gross margins	X	X	X/B
SG&A	X		B
Capital expenditures	X/B	X
Budgets	X	X	B
Balance sheet metrics	X/B

Asia Pacific:
Sales/gross margins		X/B
SG&A		X/B
Capital expenditures	X	X/B
Budgets		X/B
Balance sheet metrics	X/B	X

China:
Sales/gross margins		X/B
SG&A		X/B
Capital expenditures	X	X/B
Budgets		X/B
Balance sheet metrics	X/B	X

X - Information reviewed by Chief Operating Decision Maker

B - Information reviewed by Board of Directors

All of our businesses and locations manufacture and distribute material handling load engagement products primarily for the forklift industry.  The nature of our business activities is consistent globally in all four of our geographic reportable segments and in all operating segments.

Paragraph 14 of SFAS 131 states “if the characteristics in paragraph 10 apply to more than one set of components of an organization but there is only one set for which segment managers are held responsible, that set of components constitutes the operating segments.”

Facilities in each of our geographic reportable segments report to a manager who is responsible for the operations for each manufacturing and sales distribution facility in the region and the region’s financial results.  The segment managers are accountable to and maintain regular contact with the CODM.  This includes all operating activities, financial results, forecasts/budgets, capital expenditures and other plans for the region.

In the case of North America our CODM is the segment manager.  Europe and Asia Pacific (which includes China and all other countries in the area), each have a Vice President who is responsible for the respective region and is the segment manager.  We have no segment managers with responsibility for worldwide or regional product groups.  We have no country managers except for countries where we have only one manufacturing plant.  In these countries the manager reports directly to the segment manager for that region.

2.                                     As a related matter, you state in your response that due to the different economic characteristics in your China operations, you will provide additional segment disclosures for China in addition to other Asia Pacific countries.  Please clarify whether China qualifies as a separate reportable segment.  Please note that all of the specified criteria in paragraph 17 of SFAS 131 must be met to be able to aggregate the identified operating segments.

Our plans are to begin presenting China as a separate reportable segment in our Form 10-K for the year ended January 31, 2006.  This will include comparable information for the years ended January 31, 2004 and 2005.  This reportable segment (“China”) will include the aggregation of two operating segments, which include both of our Chinese manufacturing facilities.  While all of our operations in Asia Pacific meet the criteria in paragraph 17(a)-(e), the economic characteristics of our business in China reflect the more dynamic Chinese business environment.  Specifically, our sales growth and gross margins are greater in China than in the other, more mature Asia Pacific operations.  Because of the future growth opportunities, we announced in fiscal 2006 plans to expand our operations in China with an additional investment of up to $23 million over the next eighteen months.

The remaining operating segments in the Asia Pacific region have similar economic characteristics and meet the criteria in paragraph 17 and will be aggregated as a separate reportable segment (“Asia Pacific”).  These remaining operations held approximately 8% of our consolidated total assets at January 31, 2005 and had sales totaling 10% of our consolidated sales for the year ended January 31, 2005.

We acknowledge the Company is responsible for the adequacy and accuracy of the disclosure in the filing, staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any questions or require any additional information with regard to our response.

Sincerely,

Richard S. Anderson

Chief Financial Officer